SCHEDULE C

This Schedule sets forth information with respect to each purchase and sale of Ordinary Shares which were effectuated by the Reporting Person for the benefit of the Cevian Funds since the filing of Amendment No. 4. Unless otherwise noted, such transactions were effectuated in the open market through a broker.

Trade Date	Ordinary Shares Purchased (Sold)	Price ($)*
2026-03-17	342,728	16.96
2026-03-18	754,402	17.06
2026-03-19	3,006,582	16.55
2026-03-20	1,330,161	16.40
2026-03-23	736,361	16.21
2026-03-24	36,256	16.30
2026-03-26	12,102	16.30
2026-03-31	60,337	16.09
2026-04-27	658,450	15.93
2026-04-28	500,000	15.92
2026-04-29	1,267,517	15.52
2026-04-30	488,469	15.44
2026-05-01	581,594	15.52

* Excluding commissions, SEC fees, etc. (rounded to nearest cent). The Ordinary Shares were purchased using British Pounds. For purposes of this Schedule 13D, a conversion rate of USD $1.36225 for each GBP 1.00 was used.